

December 19, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: AIM ETF Products Trust
        Issuer CIK: 0001797318
        Issuer File Number: 333-235734 / 811-23504
        Form Type: 8-A12B
        Filing Date: December 19, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the AllianzIM U.S. Equity Buffer10 Apr ETF, AllianzIM U.S. Equity Buffer20 Apr ETF, AllianzIM U.S. Equity Buffer10 Aug ETF, AllianzIM U.S. Equity Buffer20 Aug ETF, AllianzIM U.S. Equity Buffer10 Dec ETF, AllianzIM U.S. Equity Buffer20 Dec ETF, AllianzIM U.S. Equity Buffer10 Feb ETF, AllianzIM U.S. Equity Buffer20 Feb ETF, AllianzIM U.S. Equity 6 Month Floor5 Apr/Oct ETF, AllianzIM U.S. Equity 6 Month Floor5 Jan/Jul ETF, AllianzIM U.S. Equity Buffer10 Jan ETF, AllianzIM U.S. Equity Buffer20 Jan ETF, AllianzIM U.S. Equity Buffer10 Jul ETF, AllianzIM U.S. Equity Buffer20 Jul ETF, AllianzIM U.S. Equity Buffer10 Jun ETF , AllianzIM U.S. Equity Buffer20 Jun ETF , AllianzIM U.S. Equity Buffer10 Mar ETF , AllianzIM U.S. Equity Buffer20 Mar ETF , AllianzIM U.S. Equity Buffer10 May ETF , AllianzIM U.S. Equity Buffer20 May ETF , AllianzIM U.S. Equity Buffer10 Nov ETF , AllianzIM U.S. Equity Buffer20 Nov ETF , AllianzIM U.S. Equity Buffer10 Oct ETF , AllianzIM U.S. Equity Buffer20 Oct ETF , AllianzIM U.S. Equity Buffer10 Sep ETF , AllianzIM U.S. Equity Buffer20 Sep ETF , AllianzIM U.S. Equity 6 Month Buffer10 Jun/Dec ETF , AllianzIM U.S. Equity 6 Month Buffer10 Feb/Aug ETF , AllianzIM U.S. Equity 6 Month Buffer10 Jan/Jul ETF , AllianzIM U.S. Equity 6 Month Buffer10 Apr/Oct ETF , AllianzIM U.S. Equity 6 Month Buffer10 Mar/Sep ETF, AllianzIM U.S. Equity 6 Month Buffer10 May/Nov ETF , AllianzIM Buffer20 Allocation ETF , and AllianzIM 6 Month Buffer10 Allocation ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications